UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                          Nabisco Group Holdings Corp.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                   74960K 876
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                     Gordon Altman Weitzen Shalov & Wein LLP
                        114 West 47th Street, 20th Floor
                            New York, New York 10036
                                 (212) 626-0800

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 26, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /X/
                                                              (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC & OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                        //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           8,472,700

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           8,472,700

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           8,472,700

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           2.6%

14       TYPE OF REPORTING PERSON*
                           CO

                                  SCHEDULE 13D

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                   Icahn & Co., Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /X/
                                                              (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC & OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                       //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           6,506,900

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           6,506,900

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           6,506,900

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           2.0%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /X/
                                                              (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC & OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                       //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           6,724,800

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                            6,724,800

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            6,724,800

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           2.1%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                  Riverdale LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /X/
                                                              (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC & OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                       //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           6,724,800

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           6,724,800

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           6,724,800

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           2.1%

14       TYPE OF REPORTING PERSON*
                  OO

                                  SCHEDULE 13D

CUSIP No. 74960K 876

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /X/
                                                              (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                       //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           21,704,400

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           21,704,400

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           21,704,400

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           6.7%

14       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer

         This Schedule 13D relates to the common shares, par value $0.01 per share (the "Shares"), of Nabisco Group Holdings Corp., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1301 Avenue of the Americas, New York, New York 10019.


Item 2.  Identity and Background

         The persons filing this statement are Barberry Corp., a Delaware corporation ("Barberry"), Icahn & Co., Inc., a Delaware corporation ("Icahn & Co."), High River Limited Partnership, a Delaware limited partnership ("High River"), Riverdale LLC, a New York limited liability company ("Riverdale"),and Carl C. Icahn, a citizen of the United States of America (collectively, the "Registrants"). The principal business address and the address of the principal office of (i) Barberry, High River and Riverdale is 100 South Bedford Road, Mount Kisco, New York 10549, (ii) Icahn & Co. is 1 Wall Street Court, Suite 980, New York, NY 10005, and (iii) Carl C. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.

         Riverdale is the general partner of High River and is 100 percent owned by Carl C. Icahn. Barberry and Icahn & Co. are both 100 percent owned by Carl C. Icahn

         High River is primarily engaged in the business of investing in securities. Riverdale is primarily engaged in the business of owning real estate and acting as general partner of High River. Carl C. Icahn's present principal occupation or employment is acting as President and a Director of Starfire Holding Corporation, a Delaware corporation ("Starfire"), and as the Chairman of the Board and Director of various of Starfire's subsidiaries, including ACF Industries, Incorporated, a New Jersey corporation ("ACF"). Starfire, whose principal business address is 100 South Bedford Road, Mount Kisco, New York 10549, is primarily engaged in the business of holding, either directly or through its subsidiaries, a majority of the common stock of ACF. ACF is primarily engaged in the business of leasing, selling and manufacturing railroad freight and tank cars. Barberry is primarily engaged in the business of investing in securities. Icahn & Co. is primarily engaged in the business of being a member of the NASD.

         The name, citizenship, present principal occupation or employment and business address of each member of Riverdale and each director and executive officer of Barberry is set forth in this section. Each such person is a citizen of the United States of America. To the best of Registrants' knowledge, except as set forth in this section, none of the directors or executive officers of the Registrants own any shares of the Issuer.

         Carl C. Icahn is the sole member of Riverdale and owns 100% of the interests therein. Carl C. Icahn is the sole stockholder and director of Barberry and the sole stockholder and one of two directors of Icahn & Co. As such, Mr. Icahn is in a position directly and indirectly to determine the investment and voting decisions made by the Registrants.

         Neither Barberry, Icahn & Co.,High River, Riverdale, Mr. Icahn, nor any executive officer or director of any of the Registrants, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         The aggregate purchase price of the 21,704,400 Shares purchased by the Registrants was $229,184,793.75 (including commissions). The source of funding for the purchase of these Shares was general working capital of the Registrants and moneys borrowed pursuant to standard margin accounts in the regular course of business of Registrants.

Item 4.  Purpose of Transaction

     Registrants have acquired the Shares because they believe that they are undervalued compared to their intrinsic worth. Registrants have orally informed Issuer that they have acquired the Shares and that they may, from time to time, communicate with Issuer concerning its affairs, including, possibly, exploring methods to enhance stockholder value.

     Registrants may acquire additional Shares at any time and from time to time in the open market or otherwise at prices which Registrant may determine. Registrants may dispose of the Shares at any time and from time to time in the open market or otherwise at prices which Registrant may determine.

Item 5.           Interest in Securities of the Issuer

         (a) As of the close of business on February 3, 2000, Registrants may be deemed to beneficially own, in the aggregate, 21,704,400 Shares, representing approximately 6.7% of the Issuer's outstanding Shares (based upon the 326,146,847 Shares stated to be outstanding as of October 29, 1999 by the Issuer in the Issuer's Form 10-Q filing, filed with the Securities and Exchange Commission on November 15, 1999).

         (b)  Barberry  has sole voting  power and sole  dispositive  power with respect to 8,472,000 Shares. Icahn & Co. has sole voting power and sole dispositive power with respect to 6,506,900 Shares. High River has sole voting power and sole dispositive power with regard to 6,724,800 Shares. Riverdale has shared voting power and shared dispositive power with regard to 6,724,800 Shares. Carl C. Icahn has shared voting power and shared dispositive power with regard to 21,704,400 Shares.

         Riverdale and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Riverdale and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Mr. Icahn, by virtue of his relationship with Barberry and Icahn & Co. (as disclosed in Item 2) may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Barberry and Icahn & Co. each own. Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

         (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Registrants. All such transactions were effected in the open market, the table excludes commissions paid.

                                            No. of Shares              Price
Name                       Date             Purchased                  Per Share

Barberry                   1/18/00          200,000                    $9.9938

Barberry                   1/14/00          400,000                    $10.1535

Barberry                   1/13/00          147,600                    $10.172

Barberry                   1/12/00          200,000                    $10.2468

Barberry                   1/11/00           72,000                    $10.1354

Barberry                   1/10/00          151,000                    $9.9263

Barberry                   1/7/00           114,000                    $10.0022

Barberry                   1/6/00           170,000                    $10.0323

Barberry                   1/5/00           102,000                    $10.1677

Barberry                   1/4/00           180,000                    $10.4069

Barberry                   1/3/00           136,700                    $10.4206

Barberry                   12/31/99          21,300                    $10.4531

Barberry                   12/30/99           4,300                    $10.375

Barberry                   12/29/99         207,700                    $10.2709

Barberry                   12/28/99         100,000                    $10.3651

Barberry                   12/23/99         180,000                    $11.2062

Barberry                   12/22/99          48,000                    $11.542

Barberry                   12/21/99         100,000                    $11.2816

Barberry                   12/20/99          50,000                    $11.2813

Barberry                   12/17/99         125,000                    $11.3125

Barberry                   12/14/99         150,000                    $11.3804

Barberry                   12/13/99         142,900                    $11.2378

Barberry                   12/10/99          76,100                    $10.5821

Barberry                   12/9/99          250,000                    $10.7568

Barberry                   12/8/99           82,000                    $11.25

Barberry                   12/7/99          327,500                    $11.4599

Barberry                   12/6/99          102,400                    $11.7485

Barberry                   12/3/99           16,000                    $11.7227

Barberry                   12/1/99           25,000                    $11.5

High River                 2/4/00            605,000                   $8.9102

High River                 2/3/00         1,425,000                    $8.6216

High River                 2/2/00           515,400                    $8.4649

High River                 2/1/00           264,400                    $8.6234

High River                 1/31/00          370,000                    $8.6465

High River                 1/28/00          548,000                    $8.5609

High River                 1/27/00          850,000                    $8.5285

High River                 1/26/00        1,150,000                    $8.3457

High River                 1/25/00          522,000                    $8.618

High River                 1/24/00          475,000                    $8.8589

Icahn                      1/21/00          370,000                    $9.2596

Icahn                      1/20/00          310,000                    $9.4859

Icahn                      1/19/00          550,000                    $9.9319

Icahn                      1/14/00          633,200                    $10.1535

Icahn                      12/28/99         100,000                    $10.3651

Icahn                      12/15/99           9,500                    $11.3388

Icahn                      12/14/99         330,000                    $11.3804

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

         Except as described herein, none of the Registrants has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.           Material to be Filed as Exhibits

1.       Joint Filing Agreement of the Registrants

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2000


BARBERRY CORP.


By:
         Name:  Carl C. Icahn
         Title: Chairman of the Board and President


ICAHN & CO., INC.


By:
         Name:  Carl C. Icahn
         Title: Chairman of the Board and President


HIGH RIVER LIMITED PARTNERSHIP

By:      RIVERDALE LLC,
         General Partner


         By:
                  Name:  Carl C. Icahn
                  Title: Member

RIVERDALE LLC


By:
         Name:  Carl C. Icahn
         Title: Member


CARL C. ICAHN

[Signature Page of Schedule 13D with respect to Nabisco Group Holdings Corp.]

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $.01 per share, of RJR Nabisco Holdings Corp., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 4 day of February, 2000.


BARBERRY CORP.


By:
         Name:  Carl C. Icahn
         Title: Chairman of the Board and President

ICAHN & CO., INC.


By:
         Name:  Carl C. Icahn
         Title: Chairman of the Board and President


HIGH RIVER LIMITED PARTNERSHIP

By:      RIVERDALE LLC,
         General Partner


         By:
                  Name:  Carl C. Icahn
                  Title: Member

RIVERDALE LLC


By:
         Name:  Carl C. Icahn
         Title: Member



CARL C. ICAHN


            [Joint Filing Agreement for Schedule 13D with respect to
                          Nabisco Group Holdings Corp.]